Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Event ID: 140412523491

Culture: en-US

Event Name: Albemarle Corp at Jefferies Global Industrials Conference

Event Date: 2014-08-13T16:30:00 UTC

******************************************************

Notes:

Converted From Text Transcript

Event ID: 140412523491

Culture: en-US

Event Name: Albemarle Corp at Jefferies Global Industrials Conference

Event Date: 2014-08-13T16:30:00 UTC

******************************************************

Notes:

Converted From Text Transcript

140412523491

******************************************************

P: Rob Walker; Jefferies and Co.;Analyst

C: Scott Tozier; Albemarle Corporation;SVP, CFO

C: Matt Juneau; Albemarle Corporation; SVP, President Performance Chemicals

P: Unidentified Audience Member;

P: Unidentified Company Representative;

P: Unidentified Participant;

******************************************************

P: Rob Walker;Jefferies and Co.;Analyst

C: Scott Tozier;Albemarle Corporation;SVP, CFO

C: Matt Juneau;Albemarle Corporation;SVP, President Performance Chemicals

P: Unidentified Audience Member;

P: Unidentified Company Representative;

P: Unidentified Participant;

+++ presentation

Rob Walker^ Good afternoon and welcome to the Jefferies Global Industrials Conference. I am Rob Walker. I work on the research team here at Jefferies.

It is my pleasure to have Albermarle with us. From Albermarle, we have Scott Tozier, CFO; Matt Juneau, SVP of Performance Chemicals; and Lorin Crenshaw, Director of Investor Relations. And, with that, I will turn it over to Scott.

Scott Tozier^ Thanks, Rob. Good afternoon. Thanks for your interest in Albermarle. Today’s presentation is going to have two parts. The first section will focus on our recently announced proposed acquisition of Rockwell Holdings. And the second section will include a high-level overview of our bromine business by Matt.

As an initial matter, I would like to note that certain statements during our discussion today regarding the Rockwood transaction, as well as certain statements regarding or related to our models plans Albermarle’s plans, strategy, and expectations regarding the future performance of the Company may constitute forward-looking statements within the meaning of federal securities law. Please note the cautionary language about our forward-looking statements contained in our filings with the SEC, including those related to the transaction. That same language applies to statements made today. Shareholders and investors should review these filings carefully as they also contain important additional information about the transaction.

Please also note that our comments today regarding our financial results exclude discontinued operations, special and nonoperating items, reconciliations related to any non-GAAP financial measures discussed may be found in our press releases or earnings presentations which are posted on our website.

I am excited to discuss the proposed acquisition of Rockwood, a transaction that will create a specialty capital chemical company with market-leading positions across four very attractive high-margin growth businesses: lithium, catalyst, bromine, and surface treatment. At a time when many companies across the sector are striving to evolve their portfolios toward that of a high-value specialty company, Albemarle is already at that point, and with this transaction is doubling down on performance-based, high-margin products.

The combined asset base of the new company will rival that of any specialty chemicals company globally, particularly in terms of differentiated, performance-based technologies and innovative solutions. Nearly our entire suite of products will represent technologies comprising a small percentage of the ultimate end product by delivering critical, performance-enhancing attributes, whether it is an FCC catalyst allowing a gasoline refiner to double the profitability of their product slate; one of our brominated flame retardants providing essential fire safety attributes to the connectors, printed circuit boards in a server, or automobile; lithium, providing efficient energy storage in electronic devices and electronic vehicles; or one of our treatments — making our treatments in metal surfaces for a car or truck to make them more resistant to corrosion. We will have a portfolio of products that are sold not based on what they are not or what they cost, but the performance that they deliver.

Rockwood shareholders will receive $50.65 in cash and 0.4803 shares of Albemarle stock per Rockwood share. In terms of financial impact, we expect the deal to be accretive in cash earnings in year one, and accretive to adjusted EPS in the second year and substantially accretive thereafter. And, while this deal is primarily focused on growth, we are committed to delivering $100 million in annual cost synergies from the combined company over the first two years.

We are confident in our ability to deliver these synergies, about half of which will come from eliminating duplicate corporate costs. The remainder will come from a more streamlined organization structure with fewer layers of management, asset and site consolidations, implementing the best practices of both companies across the whole, and leveraging our increased scale to realize improved sourcing costs.

Whereas Rockwood’s current operating margin model resembles more of a holding company structure, with a fairly autonomous standalone GBU reporting to corporate, Albemarle is run as an integrated company, which creates opportunities from an efficiency standpoint without impacting how the business goes to market.

With the completion of this transaction, Albemarle will be number one or number two in each of four niche businesses with very attractive EBITDA margins ranging from 23% to 38%. From a lithium and bromine standpoint, the Company will be the global leader in two niche mineral extraction and processing businesses. Our position within both of these elements is very compelling.

And we were attracted to lithium in part by the similarities it has with bromine. In both businesses, first of all, backward integration places us at the lowest end of the cost curve. Second of all, both lithium and bromine require a core competency not just in extracting the element, but derivatizing it into higher value added products. And, thirdly, these businesses both have solid growth trajectories with lithium driven by mobile batteries and bromine by digitization and new uses.

Moving to the other two segments of the business, catalyst and surface treatment, each is characterized by a need to advance steady technological innovations that solve customers’ challenges in high technical service. In both, you are not just selling a product. You are delivering high-quality service in differentiated solutions. Finally, across each of these four businesses, we have invested in sufficient capacity to meet their needs for the foreseeable future and expect strong cash generation.

The newly combined company will also benefit from broader geographic reach, a greater diversity across attractive and markets. And with this further diversification of end markets, we dramatically expand our addressable markets, reduce reliance on any single market, and enhance our potential for consistent organic growth.

The Company offers attractive growth opportunities with lithium expected to grow from a wide range of diverse sources with a proliferation of electronic devices and energy storage. Of course, there remains substantial upside for growth in the automotive industry, but we are not hanging all of our growth prospects on this one sector.

In bromine, we expect a variety of growth in multiple end markets which Matt will discuss in greater detail in a few moments. Catalyst growth will continue to come from rising fuel consumption in developing markets, improving environmental standards, and increasingly complex crude slate and growth in polyeolefin demand.

Finally, in surface treatment, growth is driven by global growth in transportation and aerospace applications. We will leverage Rockwood’s existing market-leading technology and service leadership to continue growing this business.

I would like to reiterate our free cash flow growth capacity and potential. We have low CapEx requirements, as Albemarle and Rockwood have already built for the future with all major CapEx builds for bromine, catalyst, and lithium having been completed. And, as you might know, surface treatment naturally has low CapEx requirements.

We expect free cash flow of over $500 million per year, allowing us to quickly delever, achieving our target net debt to EBITDA range of 2.0 to 2.5 times as early as 2017. We will be comfortable running a business at this level using the excess cash flow for increased dividends, future investments, and for share buybacks.

I want to highlight a certain dynamic that I think might be underappreciated. Although we expect the new Company to generate $500 million in cash flow in 2015, a large portion of that cash flow is already earmarked. As a result of excellent tax and deal structuring work on the part of our team, we are currently estimating that a large portion of year one free cash flow will go to our tax payments related to the cost of repatriating about $4 billion to $4.5 billion of cash from overseas, $2 billion from the balance sheet at close, plus [$2 million to $2.5 million] of cash that will be generated over time. We expect that the tax cost to repatriate this cash will be modest, significantly below the standard 35% federal tax rate.

The key takeaway is that this acquisition, like all acquisitions, creates a unique tax opportunity to improve cash liquidity and the ability to access the cash necessary to deleverage, and ultimately return additional capital to shareholders. This transaction is all about growth. Growth that is more consistent and predictable than either company enjoys on its own; growth that will deliver outstanding cash generation and create long-term shareholder value.

The deal will create a specialty chemical company with number one or number two global positions across four attractive growth businesses in lithium, bromine, catalyst, and surface treatment. Each segment has attractive growth prospects, excellent margins, and solid market dynamics. The transaction will bring together two groups of employees with a proven track record of delivering market-leading technology, product innovation, and customized performance-based solutions for their respective customers.

And, with that, I will turn it over to Matt, who will dive deeper into the bromine business.

Matt Juneau^ Thank you, Scott. Today I’m going to give you a brief overview of some of the various bromine-based businesses which form the majority of our performance chemicals GBU. These businesses are concentrated in two segments: fire safety solutions, where we are a global leader in brominated flame retardants; and specialty chemicals, which manages our bromine reserves and assets and production, and also contains a number of bromine-based businesses with very good growth prospects.

I am going to focus on key growth drivers for these businesses during our discussion, but note that these are global businesses with a diverse customer base representing a wide range of end markets.

As we go through the presentation, I would like to focus your attention on three things. First, the value that we bring to customers and shareholders via our position in bromine and bromine chemistry. Second, the global bromine reserve and supply demand situation. And, third, the market segments and applications that present important growth opportunities for bromine chemistry over the next several years.

To introduce these things, let me start by reminding you that there are a limited number of competitors and high barriers to entry in the bromine area. This is driven by the limited areas in the world with high quality reserves, the capital and expense required to recover bromine on a large scale, and the nature of the molecule itself. Its high density and other properties and HS&E requirements lead to the need for special containers and handling per shipment.

These factors make production of most derivatives at the same location where bromine itself is recovering more favorable, which is definitely the case for Albemarle. The great majority of our sales are generated through derivatives and not through sales of elemental bromine, and almost all of those derivatives are produced in the two locations where we also produce bromine.

This next slide highlights the value that we deliver through our position in bromine and that derivatization that I just noted. As the chart on the left shows, Albemarle has delivered significant value through its bromine business over the last 10 years. The profitability of our fire safety solutions portfolio has increased substantially and our specialty chemicals products based on bromine, the non-flame retardant products, if you will, have grown from a small portion of our overall bromine-based profitability in 2004 to represent a much more significant part of our overall franchise in 2013.

We have been able to accomplish this due to our position in the industry, coupled with our ability to deliver value through technology, service, and applications knowledge. The chart on the right highlights this value. Almost all of our derivatives, both FR and non-FR, bring additional value beyond their bromine content, value that is reflected in both pricing and profit contribution.

As I have just said, our position in elemental bromine is really fundamental to the value that we deliver in our bromine-based businesses. With access to brine reserves from the Dead Sea through our Jordan bromine company venture, and southern Arkansas through our magnolia plant, we are the only player in the world with access to the two best sources of bromine.

As the chart showing bromine concentration indicates, these two locations are 2.5 to 5 times the concentration of the next best reserves in India, and 25 to 50 times the concentration of China’s reserves in Shandong province. In addition, while production in reserves in China and India are limited, and in the case of China, clearly declining, southern Arkansas has reserves with 50+ years of lifetime and the Dead Sea is in practical terms of infinite resource.

This leads to our view that China, India, and seawater production, which is about three times less concentrated to China’s brine reserves are all ultimately noncompetitive, which says that about 20% of current global capacity is at risk over time.

Over the next few slides, I want to specifically discuss key markets for bromine-based products with growth prospects over the next three to five years of GDP or greater. First, in the flame retardants area, we have all seen a decline over the last few years in the use of FR for PCs and notebooks due to the rise of smartphones and tablets. However, this increase in mobile computing is driving an explosion in mobile data traffic which has driven significant server growth that is countering the reduced demand for flame retardants in PCs and notebooks. In fact, in 2013, servers for the first time overtook desktop PCs as the largest consumer of flame retardants and circuit boards.

Similarly, if you purchased a new car recently, you surely noticed the increased presence of electronics in that car, driven by government mandates and consumer choice, and areas like fuel economy, safety, luxury and infotainment features, and by the growth of hybrids. All of these electronics features leads to demand for printed circuit boards, connectors, and wiring cable and all of those are prime applications for use of flame retardants. Cars are just one example of how the explosion of electronics in our daily lives will drive new FR demand in the future.

Now I would like to cover three applications for bromine chemistry in our specialty chemicals business. First, the use of bromine-based clear completion fluids around the world continues to grow. Deepwater drilling in the Gulf of Mexico has traditionally been the driver for these products and continues to be a key part of our business today. However, globalization is playing an ever more important role, as demonstrated by the rapid growth of completion services around the world, particularly in the Middle East and Asia Pacific and the projections shown on this chart through 2016.

As the only player in the world with production in two locations, we are geographically well-positioned to serve this globalization. Plus, our venture in Jordan creates some natural advantages in the Middle East as the use of clear brine fluids there continues to grow.

Prior to starting up that venture, this was a small business for Albemarle and it was solely focused on the Gulf of Mexico. Today it is a global business and it’s the second largest driver for bromine consumption after flame retardants. We see a bright future for this business with continued good trends in the Middle East, Gulf of Mexico, and Southeast Asia, and potential for West Africa, Mexico, and parts of South America to also become important demand drivers for bromine over time.

On the right hand of the slide, we highlight bromobutyl rubber, which is a key component of steel-belted radial tires. Bromobutyl rubber has been an important outlet for bromine in the developed world for many years and is benefiting there today from the recovering car sales. However, the more significant growth story over time is clearly in the developing world and is based on two factors.

First is the potential for increases in car ownership rates. For example, China car sales, while they may be the largest in the world, are still only about 20% to 25% of the US on a per capita basis. Second, radial tire penetration in countries like China and India still has plenty of room for additional growth, particularly in commercial vehicles.

And, finally, the last key demand driver that we will discuss today is the newest significant use for bromine, and it is also the one that is poised to grow most rapidly in the next couple of years. The use of bromine or bromide salts through reduced emissions in mercury from coal-fired power plants has been highly publicized over the last several years. To date that market has developed in North America based on the Section 45 program that creates a tax opportunity for utilities that reduce air emissions and on regulations that exist in about a dozen states.

Our estimate is that in 2013, these two drivers led to the use of about 15,000 tons of bromine in North America through just mercury emissions. In the second quarter of 2015, the nationwide EPA MAT standard, which has recently been upheld by a D.C. appellate court, is set to become a requirement. Once it is fully in place, we expect bromine consumption to top out somewhere north of 30,000 tons a year in North America. Additionally, this could increase by a factor of two or more if China were to implement similar standards, an opportunity that is not in our forecast, but is definitely one that we continue to pursue.

And, finally, I would like to discuss briefly our bromine task force. In 2013, we launched a new effort focused solely on developing new uses for bromine. This group is looking for home runs as opposed to incremental growth. At our May investor day, we discussed two potential new uses: grid energy storage and gold extraction, where bromine can potentially be used instead of cyanide.

While these applications may be several years out, we are actively and aggressively reviewing and researching multiple potential new uses and have over 160 project concepts or ideas, 10 fledgling projects, and four significantly active programs. We have a history in our Company of evolving this business over time, and we are confident that the unique properties of bromine will continue to lead to new applications and uses for this versatile element.

We see substantial upside still to the bromine business, and as shown on this slide, performance chemicals has target segment margins at 27% to 30%. To give you an idea of the leverage we have in the business, note that each incremental tons of bromine we sell in some form delivers additional profits of over 3000 per metric ton based on our current weighted average for derivatives production.

Today we estimate that the bromine industry is operating at about 70% of capacity. So, as the growth areas we have discussed provide increased utilization, we will get a significant margin kick as we already have capacity in place to serve that increased demand.

In addition, in an environment with capacity utilization similar to 2011, there is no reason to expect we should not see pricing equipment versus today’s levels. These two factors, combined with improvements in our minerals business and the impact from the recently announced divestiture of our ibuprofen and propofol businesses, should bring us to that 27% to 30% target.

Obviously, there are uncertainties. What will GDP growth rate be? How fast will some of these new markets grow, et cetera? But we believe these targets are achievable over a three- to five-year timeframe. We remain confident in the bromine business and its quality and durability.

Consider that in the current relatively weak environment for both volume and price, our segment margins in performance chemicals remain in the low 20% range. If the lower volume — I’m sorry; if the lower margin minerals and fine chemistry services businesses are excluded, our bromine-based businesses would show margins north of 30%.

Finally, let me close with a little history. Many years ago when Albemarle was part of Ethyl Corporation, the Company got into bromine to make ethylene dibromide as a scavenger for leaded gas. As leaded gasoline went away in the 1980s and 1990s, we handled that transition and became a major player in flame retardants and in a variety of applications for bromine.

In just the last six or seven years, we have seen the application for mercury control go from zero to 15,000 tons and expect it to at least double going forward. As you have heard today, we have much confidence in the future for flame retardants. However, just as we have done with mercury control, we always want to be focused on driving new uses for bromine. And we are confident that we have the right resources, assets, and people in place to drive this business to significantly improve performance over time.

And, with that, thank you, and we will open it up to questions.

+++ q-and-a

Rob Walker^ Sure. I think Roy has got a microphone. So I will hand it around as we go through it. So Bob?

Unidentified Audience Member^ Good presentation. So let me ask you a question on bromine. If you take from page 7 to the end, leave out the servers, I am just curious; automobiles, oil field, et cetera. What percent of bromine does that make up of your business?

Matt Juneau^ If you are talking about everything but servers —

Unidentified Audience Member^ Yes.

Matt Juneau^ I mean, not everything, but leaving out electronics, just the fast-growing things, automobiles, oil fields, bromobutyl (multiple speakers)

Matt Juneau^ Bromobutyl rubber, and mercury.

Matt Juneau^ So I think the question you are really asking is that if you exclude electronics and the worries about electronics, what is the rest of the business. Electronics today is about 15% to 20% of the total pie.

Unidentified Audience Member^ Electronics is 15%?

Matt Juneau^ Of the total bromine pie.

Unidentified Audience Member^ And what are the fast-growing aspects?

Matt Juneau^ What are the faster growing aspects?

Unidentified Audience Member^ Yes. I mean, what are the faster (multiple speakers) — no, no (multiple speakers)

Matt Juneau^ Oil field is already the second-largest consumer for bromine in our Company and globally. And so if you look at the chart, you would see flame retardants in total representing about 40% to 55% of demand for bromine. And you will see 45% to 55%, and it depends what company you are looking at and what estimate you see. And if you look at that, probably a third of that is clearly in electronics and the areas that you would be concerned about. All the rest is in decent areas where you don’t have the same worries about growth.

Oil field today is around 20% to 25%. There are applications I didn’t talk about today that are kind of GDP type applications related to use of HBr for things like PTA production, which goes in the water bottles, use of bromine, HBr and other bromine derivatives for ag and pharma that 10 to grow GDP. Those are significant consumers as well.

Bromobutyl rubber today is probably growing at about 3.5% to 4%. And so when you add it all up, I would say, really, the question you are asking is around 15%-ish to 20% of the business is the part to be worried about.

Unidentified Audience Member^ And just one follow-up. What is your guess, given the weighted average of everything? What is your guess? And assuming no world cataclysms, although that is a relative assumption today. But, assuming more or less the economy the way it is, et cetera, what do you think bromine will grow just as (multiple speakers)?

Matt Juneau^ So we have seen demand overall stabilize this year. Our volumes this year are actually a little better overall, when you look at the whole bromine franchise, than last year. And that is kind of reflected. You will see that if you are following our quarterly earnings releases.

What we haven’t seen yet is any return to pricing power. And to see further improvement, we would like to see utilization really improve. And so I am looking for at least GDP type of growth as we go into 2015.

Unidentified Audience Member^ Great presentation. I want to follow up on the pricing question. Your slide that said strong core bromine and derivatives with high-value, on the right side of that slide, you indicated that the contribution on the derivatives is far outweighing its content. The implication is you can raise prices here. Why aren’t you? I mean, that is the implication. What am I missing, my leap of logic?

Matt Juneau^ So the chart, just to be very clear, so if you look at that chart, which I guess was page 11. So the chart on the right, what it is measuring is the relative contribution per KG of bromine in each product. And so, first of all, the prices of all these products are higher than bromine itself, as you can obviously see. And there are a couple of products that basically we don’t add significant value.

To really have significant pricing power beyond where we are now, I really feel we need stronger industry utilizations. You have got to balance your volume price dynamic and that is what we work to do every day. And so if you look at certain markets, we have seen good pricing stability. If you look at other markets, we have been more careful with price because we don’t want to destroy demand. There is a point where you can destroy demand if you go too far with price.

Unidentified Audience Member^ I agree with that. Is there — the follow-up is, is there a natural substitute on the derivatives that would have your customers (multiple speakers) —

Matt Juneau^ The answer is, it differs — by every derivative, there is a different answer to that question. So, in some, there are several substitutes; in some there are none, in some there are more. And so we manage pricing, really, on an individual derivatives basis, not on just the kind of idea of it — you look at this and you say you are adding value so you can raise prices across the board. It just doesn’t work that way. You have got to go case-by-case and product by product.

Unidentified Audience Member^ Sticking with the bromine questions, Chemtura talks a lot about the transition to their Emerald (multiple speakers) —

Matt Juneau^ 3000, yes.

Unidentified Audience Member^ 3000 product. Do you have an equivalent or (multiple speakers)?

Matt Juneau^ Yes. Sure. We highlighted this on our earnings call. We will be entering the market for a replacement for HBCD. I cannot sit here and tell you that we are not behind where Chemtura is. They introduced the product in the market first. We will be entering the market and should be fully in the market by early 2015. And, at that point, the transition in Europe around the HBCD molecule really takes effect in August of 2015.

Unidentified Audience Member^ And talk a little bit about what HBCD it does and what (multiple speakers).

Matt Juneau^ Sure. So this is a product that is used in construction. So it is used in insulation foam, rigid board, typically polystyrene boards and it is used for both commercial and residential construction for energy efficiency.

Unidentified Audience Member^ And is it delivering a better product and, therefore, you’re getting a premium price and the customer is getting better performance?

Matt Juneau^ So HBCD is being phased out under REACH. So the Emerald product or, in our case, GreenCrest that we will be selling, delivers, I would say, overall, similar performance to HBCD, but in a more sustainable form. It is a polymeric flame retardant, reduces some of the concerns that are out there around HBCD.

Unidentified Audience Member^ Lastly, there has been some press around brominated flame retardants and health risks and things like that. Can you comment on that and why you think that is not a risk?

Matt Juneau^ So actually there are products like HBCD where we are making the transition because of concern. If you look at the large part of our portfolio, our products have been tested extensively. They meet all of the current requirements to be able to sell around the world. They are registered. They have good performance in health and safety testing.

And the other thing I think that really lends to bromine being sustainable is its performance. So, brominated flame retardants save lives. They are typically, for the choice of flame retardants, the more sustainable choice in terms of cost performance as well.

Unidentified Audience Member^ A question on the Rockwood acquisition, just two questions. The first one, what level of due diligence did you really do in the productive capacity of the asset in South America, given that Rockwood’s disclosure over time has varied on that asset? So I’m just — what kind of work did you do to get comfortable with it? And then, second, you can still drive a truck through the range of outcomes in demand for lithium. So (multiple speakers) —

Scott Tozier^ (multiple speakers) electric truck.

Unidentified Audience Member^ Yes. Hopefully. But so, I am just kind of curious; what kind of additional work did the Company do on that as well?

Scott Tozier^ Sure. Let me take that one. So clearly, we did quite a bit of diligence around the reserves that are out there from not just what Rockwood has, but what the whole industry has in terms of lithium reserves. So we were given the opportunity to visit the site as well as other sites and got comfortable with what is going on there.

Of course, they are in the process of completing an expansion of processing capacity this year that will come online late this year, early next year. So that is how — we feel comfortable with what they have done there. As you look at lithium overall, you are right. There is a wide range of expectations in terms of what lithium demand could be over time.

And so if you look at core — we looked at it in two ways. One is, let’s look at core lithium as what is being used with today. Exclude automotive for a minute, because that is really the big demand driver. And if you look at lithium, a big element of lithium goes into pharmaceutical and agrochemicals. You have got industrial uses like greases as well as ceramics as well as some glass. And about 15% of lithium today is going into mobile devices in the batteries.

So that is the dynamic. So you look at that core, the growth is really coming from the mobile electronics as well as GDP plus or minus on some of those other applications. And so that core is growing roughly 5%, 6%, 7%, somewhere in that range. And we saw that in what Rockwood announced with their second quarter earnings call if you take out butyl lithium — the butyl lithium impact.

Then it comes down to when and how big and how fast is the automotive penetration along electric vehicles going to be. And there is a wide range. Rockwood has been very public about thinking that that inflection point is going to be 2017. Others think it is going to be 2020. We are not quite sure exactly where that is yet from a diligence perspective.

We have taken a middle of the road case when we have looked at this acquisition. So there is clearly some upside. But we think that the deal still has legs, even if automotive stays where it is today.

The big question that I had, personally, was what is the uptake today? Who is putting money behind lithium today? And so you look at Toyota, who was the first out with a hybrid, they are shifting from the metal cadmium batteries in — or metal nickel batteries into lithium in 2015 for the Prius, so big checkmark there.

For me, for automotive, you always follow the Germans. And so the German carmakers — Audi, Mercedes, the VW Group, all are introducing lithium ion engines in the 2015, 2016, 2017 timeframe. So the commitment is behind the penetration there. So that is the way we have done it.

Now, could it be a little bit lower? Sure. Could it be a lot higher? Yes. But we took the middle of the road case.

Unidentified Audience Member^ Two questions. One, at the time of the discussion about the price for the deal, was Rockwood aware — and I guess we will see more in the S-4, but was Rockwood aware of the discussion around the back half and the earnings trajectory there, which I think was quite a disappointing surprise? And then, secondly, potentially linked to the first question, if the deal gets voted down, what is your plan B?

Scott Tozier^ Yes. So, on the earnings and the disclosure, obviously that will come out in the S-4. We are expecting that S-4 to be coming out at the second half of August. Within Albemarle, we are within the range that we announced to the Street at the beginning of the year. So they clearly were aware of the upsides and downsides around that.

The deal, clearly with the stock price being down, obviously has some increased risk. And, as we look at a plan B, we will have to assess that as that shapes up.

Unidentified Audience Member^ On bromine, I think for a while people have said how strong the demand for bromine should be in China. When is that picking up? Or when does China to have to make a decision about acquiring reserves to make sure it has enough?

Matt Juneau^ I think China is already a net importer. I think if you look at what goes into China already, they can’t produce all of the bromine that they consume. To be fair, some of that bromine then leaves China, if you will, in terms of exports of when they make things from it. So, but China is already a net consumer of bromine.

The bigger question for me for China is, where will their production really level out. Their reserves are clearly declining. If you go back six, seven years ago, China was probably making somewhere between 130,000 and 140,000 tons of bromine. Today, they are making somewhere around 80,000 tons. And the view is that their reserves will continue to decline over the next several years. And the pace of that decline will, frankly, also have an impact on what happens with industry utilization rates.

Unidentified Audience Member^ And is pricing into China, does that show more upward trajectory relative to where we see it in the rest of the world?

Matt Juneau^ China and India, honestly, tend to be the most difficult pricing environments in the world because you have got local production there that mostly stays there. Neither the Chinese nor Indian producers are equipped to export bromine outside of China, and so — or outside of India. And so they tend to think of their business very much on a cash-plus basis and that is how they operate.

Unidentified Audience Member^ Chemtura is saying that mercury controls could generate, I think, 40,000 to 60,000 tons of incremental demand and you guys are about 50% to 100% below that. Can you explain the difference?

Matt Juneau^ I am not sure the numbers are on an apples-to-apples basis. And some of what I have seen from other companies, they have talked about calcium bromide or sodium bromide, and showing that as the proxy for use. We are presenting numbers on a bromine equivalent basis. And I think if you put the numbers on a bromine equivalent basis, they really come out to be about the same. So I don’t see that there is that disconnect if you put the numbers on a bromine equivalent basis.

Unidentified Audience Member^ (inaudible - microphone inaccessible)

Matt Juneau^ They tend to be talking about the salts and we are putting our data out on a bromine basis.

Matt Juneau^ Just to be clear, calcium bromide is roughly (multiple speakers) 50% water.

Matt Juneau^ (multiple speakers) yes. Sold in a solution.

Unidentified Audience Member^ So when you talk about utilization in the industry needing to improve, what do you see as the size of the industry today? Where do you think utilization is? And then what do you think that mercury control business will do for utilization?

Matt Juneau^ Sure. So if you talk about overall, there is roughly 700,000 to 750,000 tons of bromine capacity out there. And I hedge a little bit because China is the wildcard in that, and probably around 10- or 20-year wide estimates of what China is really producing. And we think about [80]. If you look at total industry utilization, it is probably running at about 70% today, with the bulk of that free capacity, almost all of it, in fact, sitting in our hands and on the other side of the Dead Sea.

Unidentified Audience Member^ And you would expect the mercury control regulation (multiple speakers)

Matt Juneau^ Mercury control, depending on, yes, if you go with our numbers, mercury control will, by 2016, tighten that industry utilization up by around 3 percentage points.

Unidentified Audience Member^ And have you seen any disruption with the Israeli situation?

Matt Juneau^ We have not seen any disruption. I can speak to our side of the Dead Sea. And in terms of our operations in Jordan, there has been no disruption in terms of our port operations out of Jordan. We have not had disruption. We have not yet seen an impact related to any disruption that ICL may be suffering.

Unidentified Audience Member^ There haven’t been any customers who may have come to you because they can’t get supply or (multiple speakers)?

Matt Juneau^ I think I have answered the question.

Unidentified Audience Member^ I have a more macro question now. When you gave your guidance, and you are here now, are you more optimistic just about your general, what you see in the marketplace for your products in the second half and you can leave lithium out — or less optimistic or about the same?

Scott Tozier^ So are you saying from the earnings release that we just gave?

Unidentified Audience Member^ Right.

Scott Tozier^ Yes. So that was two weeks ago. I would have to say it is about the same.

Unidentified Audience Member^ So no hiccups, then.

Scott Tozier^ No.

Unidentified Audience Member^ I was wondering if maybe you could just flesh out kind of your expectations on bromine in 2015. And I wasn’t quite clear. I thought I heard you say that you expected GDP type growth in 2015. That is with mercury kicking in, kind of the bulk of that having been done already. And I guess I am not sure how that gets the industry utilization up as much.

And then, maybe you could just relate that to kind of your target projections, because it looks like price and higher utilization will go hand-in-hand.

Matt Juneau^ Correct.

Unidentified Audience Member^ So that if that doesn’t happen, it looks like you are maybe just covering costs. Is that a fair way of looking at (multiple speakers) the program?

Matt Juneau^ So maybe take the first question first. So if you talk about next year, GDP, mercury is an outlier against that GDP. Two things to remember about mercury, though. So the MAT standard kicks in officially in April of 2015. And about half of the industry, a third to a half, is working on — either has obtained or is considering obtaining a one-year extension.

So when I throw out a [30,000 plus] number, that number is really over a two-year period. So you will see a kick next year and you will see another kick in 2016 as the whatever part of the industry obtains that one-year extension, adds it on. If you look at the rest of the business, that is really where I am saying if you look at the pluses and minuses, I am probably talking a GDP kind of business in 2015.

And we have seen our volumes overall stabilize this year and there is pluses and minuses in that. But if I look at the whole, we are seeing our volumes stabilize and show some slight improvement.

The question — you are exactly right. Obviously, what comes first, the chicken or the egg, in terms of utilization and price. And they clearly go together. So what I am going to be looking for is kind of key mileposts for me, or pushing more toward that high 70s to low 80s. That is really where I think things tend to turn.

If you look back in 2011 and 2012, where we averaged about 26% in this business, we saw bromine industry utilizations in the mid-80s. It is an industry that is hard to operate at 95% or 100% all the time. If you would be familiar with what we are doing, you would understand that; you would see it. So we probably want to operate in the mid-80s.

So, between 70 and low 80s is not that far away. And you have got a few key drivers that are going to highlight the big areas and that is what I tried to do today. We have got a high growth going on right now and things like food safety, but it is a niche business and it is where we get some of those outsized contributions. But it only consumes very small amounts of bromine.

The areas I highlighted today represent the significant growth opportunities for areas that can drive hundreds and thousands of tons of improvement over time in bromine consumption. And the only one I really left off was bromine and HBr as a whole. So if you look at applications for HBr in pharma and ag, or HBr in PGA, when you add them all together, that is another very big significant consumer.

But it tends to be in a variety of different applications as opposed to one nice area like bromobutyl rubber or mercury control where you can put your hands on it. You have got to work in a more fragmented space on bromine and HBr.

Unidentified Participant^ We have got time for maybe one more.

Unidentified Audience Member^ So I just wanted to kind of ask your opinion. Since you announced the Rockwood deal, your stock has significantly underperformed. In an environment where whenever most of the deals get announced, the stocks of both companies goes up. So how do you explain that?

Scott Tozier^ So if you look at it, there is a couple of factors at play. One, chemicals overall, since we announced, have been down 3%. So there has been some underlying pressure there. The market has really punished companies that have changed their guidance to even within range.

So if you look at some of the other specialty chemical companies that did effectively what we did, which was guide to a low end of the range, significant reductions in their prices as well. And I think there is clearly a negative reaction to the perceived surprise around what the earnings outlook was. And I think there is also some confusion, or had been some confusion, around the tax cost related to the cash repatriation; part of the reason I wanted to make sure that we tried to clarify that as we were out on the road with people.

Unidentified Audience Member^ (inaudible - microphone inaccessible)

Scott Tozier^ Yes. So we are also giving stock. So, yes, that’s a good point, Bob. Any time you are giving stock, you have got the arbs in place, and so if you look at the volume at trade that is on us, a significant amount of trade is outside our fundamental — the fundamental trade right now.

So, just as an example, the day that we announced was 15.5 million shares of stock traded at Albemarle. Next highest day ever in the history of the Company trading was 4 million shares, so a significant change there. Similar situation with Rockwood. And so, on a regular basis in the last 18 months, our average trade has been in the 500,000 to 700,000 share trade. We have been averaging well over 1 million a day in the last couple of days — last — since July 15. One last one.

Unidentified Audience Member^ (inaudible - microphone inaccessible)

Unidentified Audience Member^ Is it conceivable that one conclusion one could draw is that it is a little uncertainty about the value of your core businesses, and you are paying an awful lot to get into some other businesses?

Scott Tozier^ Well, I think if you look at the question around value we pay, there is two sides to that coin. So, some people think we are paying a high premium. Other people are thinking we are not paying enough. So we are somewhere in the middle there from a value paid.

And I think if you look at the businesses themselves, well, from the outside in, it doesn’t look like there is any crossover. But if you look at lithium and bromine, they are effectively the same types of businesses until you go to the end market. You are striking an element from brine or from ore, similar to what we do with bromine. You are purifying that and derivatizing that into a high value added product and selling that into a global market with global pricing.

Both businesses do the same thing. If you just removed the bromine or lithium from a basic value-add chain in those two businesses, you could not tell the difference. And so at the end of the day, I think there is more to this combination than just for businesses getting combined together and getting some synergies on top of that. You are really getting some leverage in terms of extraction and derivatizing to value-added products.

And if you look at what the result is, you have got four businesses in very well behaved markets that are — we are going to be number one or number two, high margins and very good growth profiles. So that is why we like the deal.

Thank you very much, everyone. I appreciate it.